Mail Stop 6010

								November 16, 2005


Mr. Peter Berry
Chief Executive Officer and President
CryoPort, Inc.
451 Atlas Street
Brea, California 92821

	Re:	CryoPort, Inc.
		Form 10-SB
		Filed October 20, 2005
		File No. 0-51578

Dear Mr. Berry:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-SB

General

1. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will automatically become effective 60 days after it was filed. If we are not finished with the review by that time, you should withdraw the registration statement and refile it to delay its effectiveness.

2. Please include in your Business section the information described in Item 101(b)(11) and (12) of Regulation S-B regarding environmental costs and the number of employees.

Item 1. Description of Business

Overview, page 4

3. Please explain what a dry cryogenic shipper is.

4. We note you currently manufacture reusable cryogenic dry shippers, and your focus is to develop a line of disposable dry cryogenic shippers. Please explain the various ways in which reusable shippers differ from disposable shippers, and discuss the development status of your line of disposable shippers.

5. Please disclose in this "Overview" section that your auditors issued a going concern opinion for their report on your fiscal
2005
financial statements.

History, page 4

6. Please disclose how you determined the consideration paid for CryoPort Systems, Inc. was appropriate. For example, did you or a financial advisor perform a valuation of the company?

7. Please file the Share Exchange Agreement as an exhibit.

The CryoPort Solution, page 8

8. In the paragraph entitled "Smaller, More Efficient Packaging," please state the approximate size of your current shippers, and state the size you are seeking to develop them to be.

9. You state on page 7 a price range of $650 to $3000 per unit for liquid nitrogen shippers. Please state in the "Emphasis on Decreasing Costs and System Simplification" paragraph the approximate price of your current shippers and the price at which you believe you could sell a disposable unit when developed.

10. We note the statement in the "Development of International Programs and Markets" paragraph that your shippers "are better able to insure the integrity of specimens affected by unexpected
shipping
delays" because they can maintain a cryogenic temperature for up to
10 days.  We also note the statement in the last paragraph on page
7
that existing systems have a 20-day static hold time, but the hold time is "significantly diminished" if they are tilted or positioned on their side. Since you are suggesting your products` 10-day hold time is longer than existing products` hold times, please compare your products` functional hold time to those of your competitors. Also, specify whether your products` 10-day duration is a static hold time or a functional hold time.

Sales and Marketing, page 13

11. Please identify any distributors and agents who account for more than 10% of your sales. If you have written agreements with these parties, you should describe their material terms and file them as exhibits.

12. We note your current distribution channels cover the Americas, Europe, and Asia. Please state the percentage of your sales that came from each of the U.S., the rest of North America, South
America,
Europe, and Asia.

Competition, page 16

13. From the discussion in this section, it appears two methods of competition are disposability and price. Please identify any other methods of competition. See Item 101(b)(4) of Regulation S-B.

Research and Development, page 16

14. Please identify and describe the principal research and development projects that accounted for the money spent on R&D during fiscal 2004 and 2005.

Manufacturing, page 17

15. Please identify your primary manufacturers as well as any manufacturers that could not be readily replaced. If you have written agreements with any of these manufacturers, please file the agreements as exhibits and discuss their material terms in your filing.

Proprietary Rights and Licensing, page 17

16. We note the company holds two U.S. trademarks and three patents
"primarily covering various aspects of its products." Please describe your trademarks and patents in more detail. State when the trademarks and patents expire, and describe the trademarks and the technology covered by the patents.


Risk Factors

Given the Company`s recurring losses and accumulated deficit . . .
,
page 19

17. This risk factor overlaps substantially with the one that follows
it as well as "The Company will continue to need additional funds
.. .
.." on pages 20-21. Please consolidate these three risk factors into one risk factor, and eliminate any repetitive text.

The Company has substantial outstanding indebtedness . . . , page
20

18. Please revise this risk factor and its heading to clarify what risk to investors you are describing. This risk factor might appropriately be combined into the consolidated risk factor noted in the previous comment.

If the Company is not able to compete effectively . . . , page 22

19. As currently worded, this risk factor could apply to any issuer.
If you keep it in your document, please revise it so it describes your situation more specifically. Also, if you keep the risk factor, you should identify the two "potentially large competitors in the United States."

If the Company does not attract and retain skilled personnel . . .
,
page 22

20. Please discuss any material difficulties the company has had in attracting and retaining skilled personnel.

The Company`s success depends, in part, on its ability . . . , page
22

21. To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party`s belief that you are infringing on their intellectual property, please revise to disclose the situation and potential consequences.

If the Company experiences manufacturing delays or interruptions .
..
.. , page 23

22. In this risk factor and the one that follows it, as applicable, please identify the manufacturers and suppliers upon whom you materially rely, and discuss any material delays you have experienced in the past in obtaining component parts.


The Company`s common stock is subject to penny stock regulation .
.. .
, page 24

23. Please clarify why your stock is subject to penny stock regulation, in light of the disclosure in the next risk factor that your stock price is $6.34 per share, which is greater than $5.00 per share.

Item 2. Management`s Discussion and Analysis or Plan of Operation, page 26

24. We note that "[d]uring the last quarter of the Company`s 2005 operations, funding was put into place to allow the Company to focus on accelerating the development and launch of its one-way product."
Please disclose the amount and source of this funding.

25. We note the company has "the goal of launching the new product into the market in early calendar year 2006." You refer to the
2006
timeframe near the bottom of page 12 as well. Please update this timeframe as appropriate during the course of our review.

26. Please identify the vaccine manufacturers that might purchase your one-way shippers and the two large and well established manufacturing companies.

General Overview, page 26

27. As an issuer of penny stock, you are not protected by the safe harbor for forward-looking statements. See Section 27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act. Please delete the references to "Section 27A of the Securities Act of
1933" and "Section 21E of the Securities Act of 1934" on this page and throughout your document.

Liquidity and Capital Reserves, page 28

28. Please disclose in this section the lender, principal, interest rate, date of issuance, and maturity date of the note discussed in footnote 8 to the financial statements on page F-18. Also, please file this note as an exhibit.

29. Please provide a discussion of your cash flows that would comply with Section IV.B.1. of Financial Reporting Release 72 or tell us how your existing disclosures now complies.

Critical Accounting Policies, page 29

30. Please tell us how you have provided each of the disclosures contemplated by Section V. of Financial Reporting Release 72 about your critical accounting estimates or assumptions. To the extent that you have not provided any of these disclosures, including quantitative disclosures, please either: (a) provide them, (b) tell us why they are not applicable or necessary, or (c) tell us why they can not be provided.

Results of Operations - Year Ended March 31, 2005, page 30

31. Where you attribute material fluctuations in your revenues, costs and expenses to multiple factors, please quantify those factors that are significant in understanding these fluctuations, as required by
Financial Reporting Codification Section 501.04.

Item 5: Directors, Executive Officers, Promoters and Control
Persons,
page 34

32. Please disclose the positions held by Peter Berry and Dee S.
Kelly during the past five years, including the approximate dates during which they held those positions.

Summary Compensation Table, page 37

33. Since October 31, 2005 has now passed, please state the amount of
Mr. Berry`s bonus for 2005 in footnote (4).

Item 7. Certain Relationships and Related Transactions, page 40

34. Please state the amount owed to P. Mullens and to J.R. Dell individually rather than stating the total you owe to the two of them.

35. Please identify the two former directors to whom the company owes
$617,000, and state how much you owe to each individually.

Item 4. Recent Sales of Unregistered Securities, page 43

36. Please state a more specific date for the sales that took place during "fiscal 2005" and "fiscal 2004." See Item 701(a) of
Regulation S-B.

37. Please identify the persons or class of persons who purchased your securities in all of the transactions described in this section.
See Item 701(b) of Regulation S-B.


Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-6

Note 2 - Summary of Significant Accounting Policies, page F-7

38. Based on your web site, it appears that your common stock currently trades on the pink sheets. As such, please tell us how you considered those quoted market prices and the value implied by any sales of your stock to unrelated third parties in:

* concluding that employee options granted were issued at or above the estimate fair market value of your stock on the grant date, as disclosed on pages F-12 and F-33;

* determining the stock-based employee compensation under the fair value based method reported on pages F-12 and F-33;

* calculating the impact under the treasury method of dilutive convertible debt, stock options, and warrants that is disclosed on pages F-13 and F-34;

* estimating the fair value of the shares provided to the former employee as a settlement of the wrongful termination lawsuit disclosed on page F-18;

* calculating the weighted average fair value of the options granted, as disclosed on page F-20; and,

* determining the value of unexercised in-the-money options disclosed on page 38

Fair Value of Financial Instruments, page F-8

39. Please elaborate, for us, on why the fair value of the related party notes payable is not determinable. In so doing, please tell us whether you could reasonably estimate what the fair value would have been for notes payable to unrelated third parties for similar amounts and with similar maturities. If so, please tell us why this did not make the fair value of the related party notes payable determinable.
If not, please tell us: (a) whether you used the incremental borrowing rate, as defined in paragraph 5(l) of SFAS 13, in presumably determining, in accordance with paragraph 7, that the April 1, 2005 lease, disclosed on page F-17, was an operating, not a capital, lease and (b) why this rate did not make the fair value of the related party notes determinable.

Accrued Warranty Costs, page F-10

40. Please tell us why it is appropriate to expense the costs related to servicing the standard the warranty as incurred and cite the specific literature supporting this accounting.

Note 7 - Commitments and Contingencies, page F-17

Operating Leases, page F-17

41. Please explain to us why your future minimum rental payments, as of March 31, 2005, for fiscal years 2006 and 2007 appear to significantly exceed the rent expense for fiscal years 2004 and 2005.
In so doing, please clarify whether the rental payments in the tabular disclosure are the same as the ones disclosed in the first paragraph. If they are the same, please resolve the apparent discrepancy between the obligations existing as of March 31, 2005 and the fact that the lease was entered into subsequent to that date, on
April 1, 2005.

In addition, please clarify whether the lease entered into on April
1, 2005 is for the same Brea, California facility that you had previously leased on a month-to-month basis with varying monthly payments. If so, please tell us why the monthly payments appeared to have significantly increased. If not, please tell us the extent of the costs incurred to exit the previous facility and, if those costs were material, how you accounted for them.

Note 9 - Common Stock, page F-19

42. Please clarify what you mean by "pending reverse acquisition".

Note 10 - Stock Options, page F-19

43. As your disclosure on page F-20 indicates that the options vest upon grant, please tell us why the amount of options exercisable is less than the amount outstanding.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Keira Ino at (202) 551-3659 or Oscar Young at
(202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director
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Gary C. Cannon
CryoPort, Inc.
November 16, 2005
Page 1